

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Mr. Nathaniel Davis
Chief Executive Officer
K12, Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re: K12, Inc.**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed August 29, 2013**
> **Form 10-Q for the Quarter Ended December 31, 2013**
> **Filed February 4, 2014**
> **File No. 001-33883**

Dear Mr. Davis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Item 1. Business, Page 5

Academic Performance, page 14

1.   We note your disclosure regarding students at virtual public schools having trouble with "grade-level, static proficiency tests" due to high enrollment growth rates, high student mobility, and a high percentage of students who enter behind grade level. Public reports indicate that virtual public schools, including some of your schools, experience significant student attrition throughout the school year and year over year. You state in your Risk Factors, and Mr. Packard noted in your first quarter 2014 earnings call, "on average, the longer students are with us, the better they perform." Please expand your

disclosure to discuss the percentage of your students who use your learning systems for multiple years. Additionally, please expand your disclosure in Management's Discussion and Analysis to discuss how this impacts your financial statements in terms of increased cost of enrollment and on-boarding.

2.   We note that your strategy for growth includes expanding into additional states and cities, removing enrollment restrictions, and increasing enrollment. It would appear your potential and current customers would take into account academic performance in deciding whether to use your services and products, and that this would directly impact your operations, operating results and achievement of your strategic goals. Therefore, please provide additional information about the academic performance of the schools you operate. For example, for each state in which K12 operates a school, please disclose a comparison of the K12 student scores in reading and math to the state averages.

3.   Furthermore, with respect to the K12 schools operating in states that have not obtained a No Child Left Behind waiver, disclose the percentage that made Adequate Yearly Progress in the most recent school year and compare this information to the AYP achievement in prior years. With respect to those schools operating in states that have obtained NCLB waivers and are using alternative accountability measures, disclose the percentage of schools that had satisfactory performance/progress under the alternative state accountability standard.

4.   Please balance your discussion of the Scranton tests and the performance of K12 students in the last paragraph on page 14 by describing any weaknesses in these tests in accurately measuring student knowledge and achievement, such as the fact that they are apparently taken in an unsupervised setting on a voluntary basis.

Item 1A, Risk Factors, Page 33

5.   We note in a number of your risk factor discussions you include information on how you address the risk. For example, on page 35 when discussing ambiguous enabling legislation and interpretation by regulatory bodies, you state that "[w]e normally work through these issues and come to an agreement with the regulatory authorities on these details." Please revise your risk factor discussions to remove language that mitigates the risk being discussed.

Critical Accounting Policies and Estimates, page 63
Revenue Recognition, page 64

6.   Please expand your disclosed revenue recognition policy to address the following:

- For revenues derived from management, technical and educational services which are generally contracted as a percentage of yearly school funding, disclose how you estimate the pro rata amount of revenue to recognize in a fiscal quarter and how you adjust it for a pro-rata amount of a school's projected operating loss. Refer to your statements in the fourth paragraph of page 43.

- Describe your rights and obligations under turnkey management contracts and why you amortize the estimated school operating loss over the course of a given school year instead of recognizing it immediately. Refer to your basis in the accounting literature.

- Disclose if and how you recognize revenues from "Unfunded Enrollments" and your basis for estimation.

7. For each period presented, please disclose and tell us how your funding estimates compare with actual reimbursement rates. Additionally, tell us your experience in returning any contested funds on behalf of the schools pursuant to certain contract indemnification provisions which you cited in the third paragraph of page 35.

Operating Activities, page 73

8. Provide a comparative analysis of the changes in per pupil funding rates for the periods presented and the reasons for funding increase/decrease, including any changes in trends of Unfunded Enrollments. In this regard, we note from your fourth quarter 2013 earnings call that reimbursement rates during fiscal year 2013 were up 8% (most of it attributable to unfunded students), an improvement compared to fiscal year 2012 over 2011 when reimbursement rates "were down in the neighborhood of 6%."

Form 10-Q for Period Ended December 31, 2013

Item 2. Management Discussion and Analysis of Financial Condition and Financial Results

Executive Summary, Page 21

9. We note your disclosure which mentions your "recently launched United Kingdom businesses." Please revise your disclosure to discuss the nature of these operations and when these operations were initiated. Additionally, please file any material agreements that may relate to these operations.

Comparison of the Three Months Ended December 31, 2013 and Three Months Ended December 31, 2012, pages 24

Comparison of the Six Months Ended December 31, 2013 and Six Months Ended December 31, 2012, page 24

10. Please tell us the nature of "school contracts that shifted the revenue from the first quarter into future periods" and the reasons why. In this regard, we further note your statements

in your second quarter 2014 earnings call that "some revenues that in prior years would've been reflected in Q1 are now being more evenly spread through the year. Q2 was a beneficiary of some of that trend."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director